Offering Statement for Correlate Health, Inc. ("Correlate Health")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Correlate Health, Inc.

   1029 N. Peachtree Parkway #112

   Peachtree City, GA 30269

Eligibility

2. The following are true for Correlate Health, Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Charon Collier

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Charon C. Collier (https://www.linkedin.com/in/charoncollier/), Co-Founder, President, Chief Operating Officer, Director, Secretary is a Health Information Management Professional.

As an entrepreneur, leader, builder, and forward-thinker. She has worked for some of the most notable healthcare systems in the country, including Sutter Health of Northern California where she had the opportunity to travel and work for several locations throughout the state of California. During her time with Sutter Health she worked in several roles, most prominently as a supervisor and providing support to the Health Information Management (HIM) teams during their transition to Electronic Health Record (EHR). She also has worked for the University of California, Davis (UCD) Healthcare System in the Kidney Transplant Clinic, where she was a valuable team member and contributed to the growth and success of the Reno Transplant Program at UCD. Charon obtained her Associates Degree in Healthcare Administration from Heald Business College, Sacramento, CA. She also attended California State University and then on to be accepted into a highly competitive on-the-job training program at Sutter Health in Roseville, CA to satisfy her higher education coding requirements to become a Certified Coding Associate (CCA). Charon has over 20 years' experience in healthcare, administration, health information management and revenue cycle management. President | Chief Operating Officer, Correlate Health - 5/2018 - Present; Coding Associate, Sutter Shared Services - 7/2015 - 2/2018 ;

Name
Anthony Farrar

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Anthony T. Farrar ("Tony")(https://www.linkedin.com/in/tony-farrar-4ba97a1a/), CFO, CLU, ChFC, Chief Financial Officer, Treasurer, Director, is the Founder and CEO of Farrar Financial Group which is an insurance and financial services company with offices in Georgia and Maryland. Tony brings over 23 years' experience in financial planning, investment strategies, strategic planning, and client relations. He brings a wealth of knowledge and experience leading and empowering teams to develop comprehensive business strategies for their implementation programs. He has excelled in building loyal client relationships and optimizing diverse skills to increase profitability in high impact environments. Tony has held numerous roles throughout his career that expands on his deep financial experience and background. Tony held the role of Accounting Manager for Houston's Restaurant, a well-known restaurant chain in which he managed over 26 stores while improving sales and profitability. He supervised the accounting staff and was instrumental in introducing and coordinating new methods to increase efficiency and accuracy. Tony held the role of senior auditor for Price Waterhouse in which he performed services for major clients such as Anheuser Bush, Ralston Purina, and Farm Credit Banks. He also has served in the role of Senior Agent for Prudential Insurance Company in which he developed and implemented financial plans for individuals, businesses, and organizations while also growing and sustaining a long-term client base. He has been instrumental in growing sales in excess of $3 million and has been successful in growing his company to well over 5,000 clients all within a highly competitive market. Tony's specialties include: account management, sales, organizational development, financial planning, insurance investments, accounts payable, accounts receivables, entrepreneurial leadership, strategic planning, and income tax preparation. Tony graduated from Hampton University with a Bachelor of Science degree in Accounting. Chief Financial Officer, Correlate Health- 5/2018 - Present; Farrar Financial Group – 6/2000 - Present;

Name
Carla Johnson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Carla S. Johnson, MBA, PMP® (https://www.linkedin.com/in/carlasjohnson/), Chief Strategy Officer is a Humanitarian Supply Chain Management Professional with a proven track record of fighting global poverty by improving the efficiency and effectiveness of the supply chain. Carla is a proven leader and team builder with 20 years of experience in

Supply Chain Management, Logistics, Warehousing & Distribution, Inventory Management, Material Requirements Planning, Import/Export Compliance, Lean Enterprise Implementation, Project Management, Process Reengineering, Continuous Improvement, Six Sigma, Proposal Development, Project Management, Gifts in Kind (GIK) Management, and Donor Compliance. She is results-oriented with strong decision making, analytical and problem-solving skills, and her experience spans working in both the for-profit and not-for-profit sectors. Carla has a strong interest in developing supply chain management strategies in support of international development, emergency relief, global health, and alleviation of global poverty. Her focus areas include increasing public-private partnerships and promoting inter-agency cooperation and collaboration. Carla is a graduate of the Georgia Institute of Technology with a Bachelor of Science degree in Industrial & Systems Engineering, and she received a Master of Business Administration degree from Emory University's Goizueta Business School. She currently lives in Atlanta, GA. Chief Strategy Officer, Correlate Health - 3/2019 – Present; Supply Chain Manager, International Trachoma Initiative- 1/2016-Present;

Name
Nailah Malak

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Nailah "Gina" Malak (https://www.linkedin.com/in/ginamalak/), Co-Founder, Chair of the Board, Chief Executive Officer, Chief Technology Officer, Director, is a Certified Interoperability Professional, recognized as a leading Healthcare Engineer and Project Manager in the industry. Nailah has successfully fulfilled consulting engagements for notable healthcare organizations such as Stanford Hospital and Clinic, UC Davis, Mayo Clinic, Catholic Health Initiatives, Seimens, and Medtronic. She has over 20 years' experience as an Analyst, Engineer, Developer, and Project Manager. Nailah has a proven ability to plan, develop, test, document, and provide benchmark project management in client-server and SDLC environments. Approximately 16 years of her experience has been working with Electronic Medical Records Conversions and Implementations with a total of 12 Go-Lives. Nailah has experience creating Use Cases, Test Sets, Unit and Workflow Integration and Conversion Testing in the following environments: Epic, Softlab, OnBase, Muse, Agfa Heartlab, Xcelera, Paceart, Evercore VNA, M*Modal, Midas, Cerner, Meditech, Surescripts, Allscripts, Sunquest, Sunrise, McKesson and over 50+ hospital ancillary systems. She has advanced knowledge in Epic Inpatient and Ambulatory HL7, ADT, Lab Orders / Results, Rx, Radiology (Radiant), Scheduling (Cadence), Transcription, Billing Interfaces (HB/PB), Interconnect REST and SOAP services, Healthy Planet, Chronicles and Clarity Reports. She also has deep knowledge in HL7 Unit Testing, Functional Testing, Map Record Testing, Integration and Conversion Testing (Quality Center, Epic Testing Tool Kits). Nailah has authored guides and trained technical end-users for companywide software programs and the implementation of HIPAA compliance regulations, Meaningful Use regulations, and HIS security deployment. Nailah was born and raised in the Bay Area of California and now resides in Atlanta, GA. She graduated with honors in Information Technology Management from Trinity College and University and has an Honorary Doctorate Degree in Interoperability Engineering. Work Experience: Chief Executive Officer | CTO, Correlate Health- 5/2018 - Present; Solutions Architect, Houston Methodist – 1/2020 – 5/2020 ; HL7 |HIE |FHIR SME Analyst, Center for Disease Control and Prevention – 4/2018 – 9/2019; API | HIE |SMART on FHIR SME Analyst, Cumberland Consulting – 3/2018 – 7/2019; API | FHIR SME – Epic Bridges Analyst, Children's Hospital of Philadelphia. – 11/2017 – 10/2019;

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Nailah Malak

Securities:	1,785,000
Class:	Class A Common Stock
Voting Power:	51.0%

Charon Collier

Securities:	1,470,000
Class:	Class A Common Stock
Voting Power:	42.0%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The proceeds of this offering will be used for the Correlate Health, Inc., brand name "Correlate Health" Correlate Health is a Digital Health company that focuses on the development, acquisitions, and investments of Healthcare Meaningful Use Applications, Web Services, and Data Transformation tools. Meaningful use is a national initiative to implement information technology for the ultimate purpose of improving patient care. Our Digital Health Moonshots: To provide superior quality healthcare interoperability services and solutions that will empower patients by giving them more personalized control over their healthcare data; To provide healthcare organizations with solutions that aim to reduce their operational costs, improve efficiencies and data security; To enable providers and payers with more robust and secure data transactions across ecosystems, clinical studies, and supply chains; and To ultimately increase long-term returns and retention for providers and healthcare organizations. We are committed to creating an innovative and decentralized healthcare ecosystem. One where Patients, Providers, and Healthcare Organizations all benefit from our innovative solutions as we aim to solve the issues of interoperability, accessibility, security, and the overall integrity of healthcare data. Correlate Health has a strong management team of business, healthcare, compliance, and technical experts whose goal is to collaborate to create dynamic solutions to improve our nation's healthcare systems' greatest challenges, solutions that will change healthcare globally. Correlate Health has positioned itself to build our applications on the platforms of the top three EMR companies in the world. The market share as of 2019 for Epic Systems Corporation (Epic) 29%, Cerner Corporation (Cerner) 26%, and Allscripts Healthcare Solutions, Inc. (Allscripts) 6%. Epic is a privately held healthcare software company. According to Epic, hospitals that use their software hold medical records to over 54% of patients in the United

States and 2.5% of all patients worldwide. We are building our applications on the top of these EMR platforms, therefore allowing us to leverage their existing client and customer base and corner the market. As we aim to market and sell our healthcare solutions directly to these acute care hospitals and their healthcare consumers. Correlate Health is currently a part of EPIC and Cerner's developer program and is poised to be an industry leader for providing blockchain solutions to the healthcare service market. Correlate Health, Inc. has two subsidiaries: BlockInterop, LLC. (Professional Services) registered in the state of Georgia. BlockInterop, LLC is a subsidiary of Correlate Health, Inc., that offers professional services for businesses, hospitals, government and private agencies, and other organizations interested in consulting, Staff Augmentation, Project Management, and Blockchain Products and Services. BlockInterop Innovations, LLC. (Innovations and Proprietary Business) registered in the state of Georgia. BlockInterop Innovations, LLC is a subsidiary of Correlate Health, Inc., that focuses on (i) the creation and development of Intellectual Property (IP), (ii) the creation of proprietary applications, and (iii) licensing of technology.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Correlate Health, Inc. speculative or risky:
   1. The Company has encountered, and will continue to encounter, risks and difficulties frequently experienced by startup and growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of its limited resources, gaining market acceptance, managing a complex regulatory landscape and developing new products and services. The Company's current operating model may require changes in order for it to scale its operations efficiently. Purchasers should consider the Company's business and prospects in light of the risks and difficulties it faces as an early-stage company focused on developing products and services. To date, the Company has focused on developing its business and exploring opportunities for novel applications in Digital Health . As a result of its early stage of development, the Company has not yet generated revenue from any commercially available applications. There has been no independent third-party valuation of the Company's business, and the Company makes no assertions or representations as to the fair market value of the Company or any of the Securities. There can be no assurance that the Company will operate profitably or remain solvent. If the Company's plans prove unsuccessful, a Purchaser could lose all or part of their investment in the Securities.
   2. The Company may experience systems failures or capacity constraints that could materially harm our ability to conduct our operations and execute our business

strategy. The Company will be heavily dependent on the capacity, reliability and security of the computer and communications systems and software supporting our operations. We plan to receive and/or process a large portion of our services through electronic means, such as through public and private communications networks. Our systems, or those of our third-party providers, may fail, be shut down or, due to capacity constraints, operate slowly. If any of our systems do not operate properly, are compromised or are disabled, including as a result of system failure, employee or customer error or misuse of our systems, we could suffer financial loss, liability to customers, regulatory intervention or reputational damage that could affect demand by current and potential users of our market. The Company will need to continue to upgrade, expand and increase the capacity of our systems as our business grows and as we execute our business strategy. The Company will need to continue to make significant investments in additional hardware and software to develop and implement the Company's IT infrastructure applications and facilitate our ability to provide consulting, project management, staff augmentation and Digital Health solution services to our customers. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected.

3. The Company may be unable to successfully prosecute and defend its trademark claims, patent claims and other proprietary rights and may unintentionally infringe on the proprietary rights of others. The Company's profitability may depend in part on its ability to effectively protect its proprietary rights, including (i) obtaining trademark protection for its tradenames and products, (ii) obtaining patent protection for its blockchain solutions, (iii) maintaining the secrecy of its internal workings and preserving its trade secrets, and (iv) its ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that (a) any planned trademark of our tradenames and products or patent application of our blockchain solutions will be issued from any pending or future applications; (b) the scope of any trademark or patent protection will be sufficient to provide competitive advantages; (c) any trademarks or patents the Company obtains will be held valid if subsequently challenged; or (d) others will not claim rights in or ownership of the Company's trademarks or patents and its other proprietary rights. Unauthorized parties may try to copy aspects of the Company's products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The Company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect the Company's intellectual property rights to the same extent as do the laws of the United States. Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require the Company to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other trademark, patent or other intellectual property rights could be expensive and time consuming and could have a material adverse effect on the Company's business, operating results and financial condition, regardless of the outcome of such litigation.

4. Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm. Operational risks, such as misconduct and errors of the Company's employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm. The Company's employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use, or unauthorized disclosure of confidential information. It is not always possible to deter misconduct by the Company's employees, and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. The Company's ability to detect and prevent errors or

misconduct by entities with which we do business may be even more limited. Such misconduct could subject the Company to financial losses or regulatory sanctions and materially harm our reputation, financial condition, and operating results.

5. The U.S. healthcare industry is subject to extensive regulation that will impact the design and implementation of the Company's products and services. Some of these laws and regulations are described below. Many of these laws and regulations along with others carry the potential for substantial civil and criminal penalties. In addition, users may access our computer applications from international locations, which may implicate international laws and regulations with different requirements than the U.S. laws. All of these laws and regulations are subject to change, which may require the Company to redesign the Company's products or otherwise limit our products' functionalities. There are no assurances that laws, regulations, and policies as they exist today or in the future will not negatively impact the Company's products and services and their viability. Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on the Company and reduce the demand for our software solutions.

6. The Company's products and services, including technology and intellectual property involved in their creation and operation, will be developed primarily by a small number of key technology employees of the Company and its affiliates. The loss of the services of any of those key employees could have a material adverse effect on the ability of the Company to develop, operate, or maintain the Company's products and services. If the Company were to lose the services of any such key employees, it could be difficult or impossible to replace them, and the loss of any of them could have a material adverse effect on the Company's operations and financial conditions.

7. The information contained in the company business plan has been prepared and obtained from original sources and data we believe to be reliable, but we make no representations as to its accuracy, timeliness or completeness. While every effort has been made to ensure the accuracy of the information it is subject to change without notice, and we do not undertake to update or revise on any particular basis. Please consult with your investment professionals, tax advisors or legal counsel as necessary before relying on this material. Forward Looking Statements Certain information set forth in company business plan contains "forward-looking information", including "future oriented financial information" and "financial outlook," under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered as set forth in the Company's Offering Memorandum as referenced herein; (iii) the expected development of the Company's business, projects and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow recipients the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating the Company. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. Although forward-looking statements contained in company business plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking

statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

8. The Company is dependent upon its management team as described in this Memorandum. The loss of services of any management member could negatively impact the Company, as there is a risk that their services could not be replaced. The loss of services of either of the principals of the Company, Nailah Malak or Charon Collier, would be catastrophic and would severely hinder the development of the Company's IT infrastructure applications and our ability to provide consulting, project management, staff augmentation, and Digital Health services. Without the services of these individuals, the growth, progress, and overall success of the Company may be adversely affected. The Company may maintain key-man insurance policies to mitigate this risk by providing insurance funds to retain other persons for the Company's management team.

9. The Company has limited capital which may impact our ability to execute the Business Plan. The Company presently has limited operating capital and is dependent upon receipt of proceeds from this Offering or elsewhere, to develop its business as intended. Upon completion of the Offering, even if the maximum aggregate Offering amount is received, the amount of capital available to the Company will be limited to the amount raised. Funds raised in this Offering will not be immediately available to the Company upon acceptance from Purchasers of the Securities and will be held in escrow. There is a minimum amount that is needed to be raised prior to funds being available for use by the Company, there is a risk that the needed capital to execute the Company's business plans will fall short of the desired amount. If this should occur, the Company may need to seek capital from other debt and equity funding sources and the Purchasers in this Offering could experience less than anticipated from their investments.

10. Major health epidemics, such as the outbreak caused by a coronavirus (SARS-CoV-2), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of SARS-CoV-2, a novel coronavirus,which has spread to the United States and other countries and declared a global pandemic. The global spread of SARS-CoV-2 has created significant volatility and uncertainty in financial markets. Although COVID-19, the disease reportedly caused by SARS-CoV-2, is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of SARS-CoV-2 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of SARS-CoV-2 and the actions taken by governments and private businesses to contain SARS-CoV-2 or treat its impact, among others. If the disruptions posed by SARS-CoV-2 and COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

11. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

12. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to

both this offering type and the company.

13. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point, the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its shares on an exchange, is acquired, or goes bankrupt.

14. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

15. There is no assurance that the Company will be able to continue as a going concern. Although the Company anticipates the proceeds from the Offering will provide sufficient liquidity to meet its operating commitments for the next 3-6 months, there is no guarantee the Company will be successful in achieving this objective.

16. The business affairs of the Company are controlled solely by the Board of Directors. The Board of Directors will control the Company through its ability to control the business of the Company and not removable by the vote of the Securities offered in this Offering.

17. Management will have broad discretion as to use of proceeds from the Offering. The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this Offering. Any "Use of Proceeds" information presented herein represents the Company's current intentions and is subject to change based on a number of factors, including the amount of funds raised, developments in blockchain technology and cryptocurrency, government regulation, or other factors that are difficult to predict. The Company has absolute discretion regarding the use of the proceeds raised in the Offering and may use such proceeds for any purpose, whether or not addressed in this Memorandum without notice to any Purchaser that it is changing its intended approach. There can be no assurance that such determinations ultimately made by the Company, which relate to the specific allocation of the proceeds of the Offering, will permit the Company to achieve its business objectives. In the event that the Company's plans change, its assumptions change or prove to be inaccurate or the proceeds of the Offering prove to be insufficient, it may be necessary or advisable to reallocate proceeds or to use proceeds for other purposes. The Company may also be required to seek additional financing or may be required to curtail its operations.

18. The development and operation of the Company's products and services requires, and any additional products and services that may be developed in the future will likely require, technology and intellectual property rights. The ability of the Company to develop and operate the Company's business may depend on technology and intellectual property rights that the Company may license from unaffiliated third parties. If for any reason the Company were to fail to comply with its obligations under the applicable license agreement, or were unable to provide or were to fail to provide the technology and intellectual property that the Company's products and services (or any future products and services) requires, they would be unable to operate, which would have a material adverse effect on the Company's operations and financial conditions.

19. Certain of our officers and directors participate in other business ventures. As a result of such participation, management anticipates devoting a portion of their time per month to such other business ventures. Moreover, such outside business ventures may at times compete directly with the Company or result in conflicts of interest in the future.

20. The Company's business model contemplates that the users of our products and services will transmit medical data. End users may transmit a significant amount of

personal or identifying information through the Company's applications. The Company will be subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business, including user privacy, blockchain technology, healthcare information, data protection and intellectual property, among others. Foreign data protection, privacy, healthcare information and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates.

21. The U.S. healthcare industry is subject to extensive regulation that will impact the design and implementation of the Company's products and services. Some of these laws and regulations are described below. Many of these laws and regulations along with others carry the potential for substantial civil and criminal penalties. In addition, users may access our computer applications from international locations, which may implicate international laws and regulations with different requirements than U.S. laws. All of these laws and regulations are subject to change, which may require the Company to redesign the Company's products or otherwise limit our products' functionalities. There are no assurances that laws, regulations, and policies as they exist today or in the future will not negatively impact the Company's products and services and their viability. Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on the Company and reduce the demand for our software solutions.

22. The Offering price of the Securities offered hereby was arbitrarily determined by management of the Company. The price bears no relationship to the Company's assets, book value, net worth or other economic or recognized criteria of value. In no event should the Offering price be regarded as an indicator of any future market price of the Company's securities.

23. Dividends are not guaranteed. The Securities have no stated dividend rate, and no dividend will be paid for some time until and unless cash is available and dividends are declared by the Company's Board of Directors. Dividends can be payable in-kind or in U.S. Dollars, in the Company's sole discretion. Future dividends, if any, will be determined by the Board of Directors and will be based upon the Company's earnings, capital requirements, financial condition, and other factors deemed relevant by the Board of Directors. Investors should not buy the Securities if they need or expect to receive immediate dividends.

24. Regulation of digital assets such as cryptocurrencies, blockchain technologies, and cryptocurrency exchanges is currently undeveloped and likely to rapidly evolve as government agencies take greater interest in them, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of the Company's products and services generally and, in each case, the technology behind them or the means of transaction in or through them. Failure by the Company or certain users of the Company's products and services to comply with any laws, rules and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

25. Cryptocurrency networks and distributed ledger technologies also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company's products and services. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the Company's business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the adoption and value of the Company's products and the financial performance of the Company.

26. The further development and acceptance of blockchain networks, which are part of a

new and rapidly changing industry, are subject to a high degree of uncertainty and a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the successful development and adoption of the Company's products and services. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation, (i) worldwide growth in the adoption and use of cryptocurrencies and other blockchain technologies; (ii) government and quasi-government regulation of cryptocurrencies and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems; (iv) the maintenance and development of the open-source software protocol of cryptocurrency networks; (v) changes in consumer demographics and public tastes and preferences; (vi) the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks; (vii) general economic conditions and the regulatory environment relating to cryptocurrencies and other blockchain assets; and (viii) a decline in the popularity or acceptance of cryptocurrencies or other blockchain-based assets would adversely affect the Company's results of operations.

27. The blockchain and cryptocurrency industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the Company's products and services.

28. A decrease in the price of a single digital asset may cause volatility in the entire digital asset industry and may affect other digital assets including those that are used by the Company, its vendors and its customers. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of other digital assets to fluctuate. Such volatility in the price of digital assets may result in significant loss over a short period of time and negatively impact the Company's operations and business prospects.

29. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

30. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

31. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

32. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

33. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

34. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

35. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

36. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

37. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

38. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

39. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Correlate Health, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   The use of funds will go into:

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,250
Payroll	$1,260	$60,000
Accounting	$250	$5,400
Legal -Admin	$500	$37,800
Tech -Product Development	$3,500	$100,000
Business Development	$500	$4,300
Marketing & Sales	$3,500	$30,250
Total Use of Proceeds	**$10,000**	**$250,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Correlate Health, Inc. must agree that a transfer agent, which keeps records of our outstanding Class A Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $0.71 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	10,000,000	3,500,000	Yes	Each holder of shares of Class A Common Stock shall be entitled to ten (10) votes for each share of Class A Common Stock. Please see "SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CORRELATE HEALTH, INC." for further disclosure.
Class B Common Stock	5,000,000	0	No	Class B Common Stock shall not have the right to vote on any matter submitted to a vote at a meeting of stockholders of the Corporation. Please see "SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CORRELATE HEALTH, INC." for further disclosure.
Preferred Stock	5,000,000	0	No	

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion Sales, or the possibility of sales, by the Company, of a substantial number of Shares following the Offering could have an adverse effect on the value of the Shares or could affect the Company's ability to obtain further capital. In addition, the issuance of additional Shares will dilute the percentage of any dividend that may become payable with respect to each Share. In addition, if the Company is unable to raise the capital it requires under the current offering price, it has the discretion to engage in offerings of Shares at prices lower than the prices offered in this Offering. In addition, in exchange for services in connection with the development, marketing, and operation of the Company's products and services, the Company intends to enter into Shares and/or option agreements with various third parties, pursuant to which additional Shares would be issuable. Any such additional issuance of Shares could dilute each Purchaser's percentage interest in then-outstanding Shares, if any, and have an adverse effect on the market value of the Shares, including any Shares Purchasers in this Offering may hold.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Class B Common Stock shall be issued in the form of digital tokenized securities that are compliant with the ERC-20 standard (or any other standard that the Corporation's Board of Directors may elect in its sole discretion), records of which shall be recorded using one or more blockchains, electronic networks or databases (including one or more distributed electronic networks or databases) as permitted by Section 224 of the General Corporation Law of the State of Delaware. Please see "SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CORRELATE HEALTH, INC." for further disclosure.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As a minority owner, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt, or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuers discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

   - additional issuances of securities,

   - issuer repurchases of securities,

   - a sale of the issuer or of assets of the issuer or

   - transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Galen Newsome
Amount Outstanding:	$10,000
Interest Rate:	8.0%
Maturity Date:	March 19, 2023
Other Material Terms:	

   Conversion. In the event that the Company issues and sells Class A Common Stock, Class B Common Stock or any class of common or preferred shares (the "Equity Securities") to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $250,000.00 (including the conversion of this Note or any other debt), then the outstanding principal balance of this Note plus accrued interest shall automatically convert in whole without any further action by Holder into such Equity Securities at a conversion discount that is 90% of the per share price paid by the Investors.

Creditor(s):	Jerome Williams
Amount Outstanding:	$15,000

Interest Rate:	8.0%
Maturity Date:	March 19, 2023
Other Material Terms:	

Conversion. In the event that the Company issues and sells Class A Common Stock, Class B Common Stock or any class of common or preferred shares (the "Equity Securities") to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $250,000.00 (including the conversion of this Note or any other debt), then the outstanding principal balance of this Note plus accrued interest shall automatically convert in whole without any further action by Holder into such Equity Securities at a conversion discount that is 90% of the per share price paid by the Investors.

Creditor(s):	William Andre Gilliam
Amount Outstanding:	$2,000
Interest Rate:	8.0%
Maturity Date:	March 21, 2023
Other Material Terms:	

Conversion. In the event that the Company issues and sells Class A Common Stock, Class B Common Stock or any class of common or preferred shares (the "Equity Securities") to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $250,000.00 (including the conversion of this Note or any other debt), then the outstanding principal balance of this Note plus accrued interest shall automatically convert in whole without any further action by Holder into such Equity Securities at a conversion discount that is 90% of the per share price paid by the Investors.

Creditor(s):	Carmelita Agee
Amount Outstanding:	$3,000
Interest Rate:	8.0%
Maturity Date:	March 25, 2023
Other Material Terms:	

Conversion. In the event that the Company issues and sells Class A Common Stock, Class B Common Stock or any class of common or preferred shares (the "Equity Securities") to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $250,000.00 (including the conversion of this Note or any other debt), then the outstanding principal balance of this Note plus accrued interest shall automatically convert in whole without any further action by Holder into such Equity Securities at a conversion discount that is 90% of the per share price paid by the Investors.

Creditor(s):	Carla Johnson
Amount Outstanding:	$7,000
Interest Rate:	8.0%
Maturity Date:	March 28, 2023

Other Material Terms:

Conversion. In the event that the Company issues and sells Class A Common Stock, Class B Common Stock or any class of common or preferred shares (the "Equity Securities") to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $250,000.00 (including the conversion of this Note or any other debt), then the outstanding principal balance of this Note plus accrued interest shall automatically convert in whole without any further action by Holder into such Equity Securities at a conversion discount that is 90% of the per share price paid by the Investors.

Creditor(s):	Dr. Miles Johnson
Amount Outstanding:	$10,000
Interest Rate:	8.0%
Maturity Date:	April 11, 2023

Other Material Terms:

Conversion. In the event that the Company issues and sells Class A Common Stock, Class B Common Stock or any class of common or preferred shares (the "Equity Securities") to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $250,000.00 (including the conversion of this Note or any other debt), then the outstanding principal balance of this Note plus accrued interest shall automatically convert in whole without any further action by Holder into such Equity Securities at a conversion discount that is 90% of the per share price paid by the Investors.

Creditor(s):	Lisa D. Logan
Amount Outstanding:	$15,000
Interest Rate:	8.0%
Maturity Date:	April 13, 2023
Other Material Terms:	

Conversion. In the event that the Company issues and sells Class A Common Stock, Class B Common Stock or any class of common or preferred shares (the "Equity Securities") to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $250,000.00 (including the conversion of this Note or any other debt), then the outstanding principal balance of this Note plus accrued interest shall automatically convert in whole without any further action by Holder into such Equity Securities at a conversion discount that is 90% of the per share price paid by the Investors.

Creditor(s):	Wayne H. Vincent
Amount Outstanding:	$2,000
Interest Rate:	8.0%
Maturity Date:	April 19, 2023
Other Material Terms:	

Conversion. In the event that the Company issues and sells Class A Common Stock, Class B Common Stock or any class of common or preferred shares (the "Equity Securities") to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $250,000.00 (including the conversion of this Note or any other debt), then the outstanding principal balance of this Note plus accrued interest shall automatically convert in whole without any further action by Holder into such Equity Securities at a conversion discount that is 90% of the per share price paid by the Investors.

Creditor(s):	Daniel Adaghebalu
Amount Outstanding:	$5,000
Interest Rate:	8.0%
Maturity Date:	April 23, 2023
Other Material Terms:	

Conversion. In the event that the Company issues and sells Class A Common Stock, Class B Common Stock or any class of common or preferred shares (the "Equity Securities") to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $250,000.00 (including the conversion of this Note or any other debt), then the outstanding principal balance of this Note plus accrued interest shall automatically convert in whole without any further action by Holder into such Equity Securities at a conversion discount that is 90% of the per share price paid by the Investors.

Creditor(s):	Thomas Cox, Jr.
Amount Outstanding:	$2,000
Interest Rate:	8.0%
Maturity Date:	May 2, 2023

Other Material Terms:

Conversion. In the event that the Company issues and sells Class A Common Stock, Class B Common Stock or any class of common or preferred shares (the "Equity Securities") to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $250,000.00 (including the conversion of this Note or any other debt), then the outstanding principal balance of this Note plus accrued interest shall automatically convert in whole without any further action by Holder into such Equity Securities at a conversion discount that is 90% of the per share price paid by the Investors.

Creditor(s):	Darren P. Riley
Amount Outstanding:	$10,000
Interest Rate:	8.0%
Maturity Date:	May 15, 2023

Other Material Terms:

Conversion. In the event that the Company issues and sells Class A Common Stock, Class B Common Stock or any class of common or preferred shares (the "Equity Securities") to investors on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $250,000.00 (including the conversion of this Note or any other debt), then the outstanding principal balance of this Note plus accrued interest shall automatically convert in whole without any further action by Holder into such Equity Securities at a conversion discount that is 90% of the per share price paid by the Investors.

25. What other exempt offerings has Correlate Health, Inc. conducted within the past three years?

Date of Offering:

Exemption:

Securities Offered:

Amount Sold:

Use of Proceeds:

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    As of December 31, 2020, the total convertible notes balance amounted to $87,301. Our fiscal year ended on December 31, 2020, with a loss of $14,760. In 2020 we had approximately $6,736 in financing activities via Capital Contributions. Correlate Health is pre-revenue. We currently have $ 2,500 in the bank and we intend to raise a $250,000 Pre-Seed round. With this raise, we plan to allocate a higher percentage to product development, as well as to business development, sales, and marketing. We believe these activities will result in further traction we will need to court customers and obtain further venture capital funding as needed. In 2019, we were successful in raising capital via convertible notes. As of December 31, 2019, total proceeds from convertible notes amounted to $81,000. Our fiscal year ended on December 31, 2019, with a loss of $88,273. We did not raise any capital in 2020. Given our progress, since the inception of the company, with the development of our Correlate platform, filing our Intellectual Property-Provisional Patent for LooPT, launch of our Digital Health TV Platform, and our Strategic Partnerships that afford us immediate integration and direct marketing access to over 10,000 healthcare facilities with over 280 million patients and healthcare consumers.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See attachments:

CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   1. in connection with the purchase or sale of any security?
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   1. in connection with the purchase or sale of any security?;
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?
   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering

statement, orders the person to cease and desist from committing or causing a violation or future violation of:

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Correlate Health, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Correlate Health- We are digital health. Now, patients and hospitals in need of services can be connected with secure and innovative digital health technologies. It's just about to get really interesting, but who are we? Correlate Health is a digital health company that focuses on the development, acquisition, and investment of healthcare applications, web, and data services. We are developing Correlate® a Digital Health Marketplace. A secure platform where both patients and health care teams can benefit. Correlate provides a complete digital health management marketplace with a wide array of tools and services to serve healthcare organizations, patients, and care teams all within one platform. Correlate enables physicians and care teams to easily assign meaningful use applications to the individual patient's portal. Patients are now using applications and digital services that fit their individual care plan. Providers can thereby, track their patient's engagement so that they can keep up with the patient's progress, drive interventions and outcomes accordingly, all within the provider's dashboard. Correlate enables new care models such as virtual care, remote care delivery, and care pathways that engage patients and consumers to manage their personal health and wellness using digital tools and technologies scaled across the platform. As COVID-19 has contributed to a growing stress on the current healthcare system, the reduction of outpatient services threatens continuity of care for acute and chronic patients, calling for rapid adoption of virtual care models, remote monitoring and more digital health tools. We're doing our part to combat COVID-19 and contribute to change in healthcare during these unprecedented times by developing a marketplace to bring digital health solutions from all around the world together on one platform to help battle the pandemic and aid humanity. Please visit us at www.correlatehealth.com Explainer Video Script Correlate: An Integrated Platform as a Service for Digital Health Cloud and PaaS solutions, provides a complete digital health management marketplace to serve healthcare organizations, patients, and care teams. The marketplace includes a built-in integration system, compliance safeguards mandated by HIPAA, HITRUST, GDPR, and other data privacy regulations. Correlate enables physicians and care teams to easily assign meaningful use applications to the patient's portal. Patients, now are using applications and digital services that fit their individual care needs. A dashboard is available for Providers, Clinical Studies, and Population Health to track data, monitor patient engagement, drive interventions, measure and improve patient outcomes. Our Advantage is microservices that align with automation and health data asset creation. The 21st Century Cures Act requires patients to have access to their electronic medical records health data free of charge. On Correlate's platform, Patients can then monetize their health data, create Blockchain-enabled protocol NFTs (Non-Fungal Tokens) to earn royalties, and participate in DeFi protocols. For Providers, the Health Data NFTs widget can help expedite and provide a faster resolution to rejected or denied claims. Correlate, additional services and features include, a CPT Code widget for Remote Patient Monitoring, enabling automations for provider reimbursement, other decision-making tools, many patient-facing apps, medical device management solution, along with media assets for patient education, and much more. ...!!! Where Cloud, Mobile Health, and Business Intelligence come together.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.correlatehealth.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on

Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.